Exhibit 99.2

SHARE TRANSFER AGREEMENT

This Share Transfer Agreement (this “Agreement”) is entered into as of 28 January, 2021 by and between the following parties:

(1) Shanghai Yijia Investment Consultation Co. Ltd., a company organized and existing under the laws of the People’s Republic of China ( the “Transferor”); and

(2) High Gate Investments Ltd., a company organized and existing under the laws of Cayman Island (the “Transferee”).

RECITALS

The Transferor owns of record and beneficially the sole issued and outstanding ordinary share with the par value US$1.00 (the “Ordinary Share”) of YIJIA INC. (“Company”). The Transferee wishes to purchase from the Transferor and the Transferor desires to sell to the Transferee, the Ordinary Share in accordance with the terms and conditions of this Agreement.

NOW THEREFORE, in consideration of the mutual covenants set forth herein, the parties agree as follows:

1.	Agreement to Transfer

Subject to the terms and conditions of this Agreement, at the Closing, the Transferor agrees to sell and transfer to the Transferee, and the Transferee agrees to purchase from the Transferor, a total of 1 Ordinary Share (the “Transfer Share”), representing 100% of outstanding share of the Company, for a total purchase price of US$1.00 (i.e. priced at par value of US$1.00 per share) (the “Transfer Price”):

2.	Closing

2.1

The purchase and sale of the Transfer Share (the “Closing”) shall take place at such other time and place as the Transferor and the Transferee shall agree in writing. The date of the Closing is hereinafter referred to as the “Closing Date”.

2.2

On such Closing Date, (a) the Transferor shall transfer and sell to the Transferee the Transfer Share and, in connection therewith, tender and deliver to the Transferee the original share certificate(s) representing the Transfer Share (the “Original Share Certificate”) and the Transferor shall procure the Company to cancel the Original Share Certificate, and issue and deliver a new share certificate representing the number of the Transfer Share registered in the name of the Transferee; (b) the Transferor shall deliver to the Transferee (i) an instrument of transfer executed by the Transferor in favor of the Transferee in the form attached hereto as Exhibit A (the “Instrument of Transfer”), (ii) a duly executed resolution of the sole director of the Company (the “Sole Director”) in the form attached hereto as Exhibit B (the “Sole Director Resolutions”) and a duly executed resolution of the sole shareholder of the Company in the form attached hereto as Exhibit C (the “Sole Shareholder Resolutions”), and (iii) a duly executed written resignation of the Sole Director in the form attached hereto as Exhibit D (the “Resignation of Sole Director”);and (c) the Transferee shall purchase such Transfer Share from the Transferor and, in connection therewith, deliver payment of the Transfer Price against delivery by the Transferor or the Company to the Transferee of the share certificate(s), the Instrument of Transfer and other deliveries as described in subsection (a) and (b) above, by wire transfer of immediately available funds to a bank account designated by the Transferor.

2.3

Effective as of the Closing, all and any of the power, rights, preferences and benefits of the Transferor, attached to or arising from or in connection with the Transfer Share, shall be assigned to the Transferee.

2.4	Upon the Closing, the sole director of the Company shall be appointed by the Transferee.

3.	Representations and Warranties of the Parties

3.1	The Transferor represents and warrants to the Transferee upon the Closing as follows:

(a)

The Transferor is the sole and legal owner of the Transfer Share. The Transfer Share constitutes any and all of issued and outstanding share(s) of the Company. The Transfer Share is free from all claims, liens, charges, pledges, mortgages, trust, security interests or restriction (whether on voting, sale, transfer, disposition, or otherwise), whether imposed by agreement, understanding, law, equity or otherwise and other encumbrances.

(b)

It has taken all the necessary actions, including without limitation adopting the necessary resolutions of the Company (if applicable), and has all the necessary authorization and capacity, to enter into and to perform its obligations under this Agreement. This Agreement constitutes a legal, valid and binding obligation of the Transferor, enforceable against it in accordance with its terms.

(c)

Other than as obtained prior to the Closing, no consents to the consummation of the sale and transfer of the Transfer Share are required for the execution, delivery and performance of this Agreement by the Transferor. The execution, delivery, and performance of this Agreement by the Transferor does not (i) violate any applicable laws of any governmental authority applicable to the Transferor (ii) violate or conflict with any provision of the constitutional documents of the Transferor (if applicable) or (iii) conflict with, contravene, result in any violation or breach of or default under (with or without the giving of notice or the lapse of time or both) any agreement, undertaking, contract, indenture, mortgage, deed of trust or other instrument or arrangement (whether in writing or otherwise) to which the Transferor or its property is bound, or any amendment of any of the foregoing.

(d)

All the documents, seals, records, papers, materials, correspondence, accounts and other property of or relating to the business of the Company and in the possession or under power or control of the Transferor or any officer or management appointed by it has been duly and fully returned to the Company.

3.2	The Transferee represents and warrants to the Transferor upon the Closing as follows:

(a)

It has taken all the necessary actions, and has all the necessary authorization and capacity, to enter into and to perform its obligations under this Agreement. This Agreement constitutes a legal, valid and binding obligation of the Transferee, enforceable against it in accordance with its terms.

4.	Confidentiality

4.1

Each party undertakes to the other party that it shall not reveal to any third party any information regarding the content or the existence of this Agreement (“Confidential Information”) without the prior written consent of the other party or use any Confidential Information in such manner that is detrimental to the Company or the concerned party, as the case may be. The term “Confidential Information” as used in this Section 5 means, (i) any information concerning the organization, business, technology, finance, transactions or affairs of any party or the Company or any of their respective directors, officers or employees (whether conveyed in written, oral or in any other form and whether such information is furnished before, on or after the date hereof); (ii) the terms of this Agreement and the amendment and any other ancillary documents in relation thereto, and the identities of the parties and their respective affiliates; and (iii) any other information or materials prepared by a party or its respective affiliates, directors, officers, employees, managers, members, partners, representatives or agents, including without limitation, their attorneys, consultants, lenders, potential investors and financial advisors (collectively, the “Representatives”) that contains or otherwise reflects, or is generated from, the Confidential Information.

4.2

Notwithstanding the provisions, if any party is required to disclose any Confidential Information pursuant to any applicable law, rule or regulation or a subpoena, court order, similar judicial process, regulatory agency or stock exchange rule, the recipient shall, if possible, promptly notify the party who discloses such information (the “Disclosing Party”) of any such requirement and shall consult with the Disclosing Party regarding such disclosure. At the request of the Disclosing Party, such party shall, to the extent reasonably possible and with the cooperation and reasonable efforts of the Disclosing Party, seek a protective order, confidential treatment or other appropriate remedy. In any event, such party shall furnish only that portion of the information that is legally required and shall exercise reasonable efforts to obtain reliable assurance that confidential treatment will be accorded to such information.

4.3	The provisions of this Section 5 shall not apply to:

(a)

disclosure of Confidential Information that is or becomes generally available to the public other than as a result of disclosure by or at the direction of a party or any of its Representatives in violation of this Agreement;

(b)

disclosure by a party to its Representative on a need-to-know basis; provided that such Representative (i) is under similar obligation of confidentiality or (ii) is otherwise under a binding professional obligation of confidentiality;

(c)	disclosure by a party in accordance with the Section 5.2; or

(d)

disclosure of Confidential Information that is reasonably necessary in the ordinary course of business or otherwise in connection with transactions contemplated hereby, including without limitation the disclosure for the purpose of reporting to or registering with the relevant government authorities in accordance with the relevant laws and regulations to consummate the transactions contemplated hereunder.

5.	Miscellaneous

5.1	Effectiveness. This Agreement will take effect upon execution by duly authorized representatives of the parties hereto.

5.2	Amendment. This Agreement may only be amended with the written consents of the Transferor, and the Transferee and/or the due successors or assigns of the foregoing.

5.3	Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed as an original, but all of which together shall constitute one and the same instrument.

5.4	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Hong Kong Special Administrative Region, without regards to conflicts of law principles.

5.5

Dispute Resolution. In the event of any dispute with respect to the construction and performance of the provisions of this Agreement, the parties shall negotiate in good faith to resolve the dispute. In the event the parties fail to reach an agreement on the resolution of such a dispute within 30 days after any party’s request for resolution of the dispute through negotiations, any party may submit the relevant dispute to the Hong Kong International Arbitration Centre for arbitration, in accordance with its then-effective arbitration rules. The language used during arbitration shall be English. The arbitration ruling shall be final and binding on both parties.

5.6

Tax and Expenses. The Transferor covenants and agrees to indemnify and hold harmless the Transferee from and against any and all taxes, duties, fees, expenses and government levies imposed on the Transferee in connection with the transaction contemplated under this Agreement as required under any and all applicable tax laws. Other than the forgoing, each party shall be responsible for the cost it incurred (including but not limited to the legal cost).

5.7

Further Assurances. Each of the parties hereto shall execute such documents and perform such further acts (including without limitation obtaining any consents, exemptions, authorizations, or other actions by, or giving any notices to, or making any filings with, any governmental entity or authority or any other person) as may be reasonably required or desirable to carry out or to perform the provisions of this Agreement. In particular, the Transferor covenants to the Transferee that it shall provide or procure to be provided all necessary assistance to facilitate the Transferee’s entitlement to the Transfer Share.

IN WITNESS WHEREOF, the parties hereto have caused their respective duly authorized representatives to execute this Agreement as of the date and year first above written.

TRANSFEROR:

Shanghai Yijia Investment Consultation Co. Ltd.

By:	/s/ JIN Guangjie
Name:
Title:

[chop: Shanghai Yijia Investment Consultation Co. Ltd.]

IN WITNESS WHEREOF, the parties hereto have caused their respective duly authorized representatives to execute this Agreement as of the date and year first above written.

TRANSFEREE:

High Gate Investments Ltd.

By:	/s/ Tang Edmund Koon Kay
Name:	Tang Edmund Koon Kay
Title:	Director

EXHIBIT A

INSTRUMENT OF TRANSFER

FOR VALUE RECEIVED	UD$1.00	(amount)

Shanghai Yijia Investment Consultation Co. Ltd.		(transferor)

hereby sells, assigns and transfers unto	High Gate Investments Ltd.	(transferee)

of	(address)

1 Ordinary Share	(number and class of share)

in the capital of	YIJIA INC.

Dated this                day of                            , 2021

In the presence of:

/s/ JIN Guangjie
(Witness)	Name: For and on behalf of Shanghai Yijia Investment Consultation Co. Ltd. (Transferor)

In the presence of:	[chop: Shanghai Yijia Investment Consultation Co. Ltd.]

/s/ Tang Edmund Koon Kay
(Witness)	Name: Tang Edmund Koon Kay For and on behalf of High Gate Investments Ltd. (Transferee)

EXHIBIT B

Sole Director Resolutions

Exhibit C

Sole Shareholder Resolutions

Exhibit D

RESIGNATION OF EXISTING SOLE DIRECTOR

Date:

To:	YIJIA INC.

Address:	Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands

Dear Sirs,

I hereby resign my position as the sole director of YIJIA INC. (the “Company”). Upon my resignation, I hereby further authorise and instruct the Company’s registered office to update the Register of Directors of the Company with terminating my directorship of the Company and appointing Tang Edmund Koon Kay as the new sole director of the Company.

I acknowledge that:

a) I have no disagreement with the board of directors of the Company or any of its subsidiaries, nor is there any matters that need to be brought to the attention of holders of securities of the Company, whether present or future;

b) I have no claims or rights of action whatsoever whether under common law, statute or otherwise against the Company or any of the subsidiaries of the Company in connection with or arising out of my holding or resigning office;

c) There is no agreement or arrangement outstanding under which the Company or any of the subsidiaries of the Company has or could have an obligation to me whether now or in the future whether for the payment of money or otherwise in each case up to and including the date of this Resignation of Existing Sole Director (this “Letter”); and

The actions, proceedings, claims, demands and costs arised therefrom, I hereby waive, release and forever discharge the Company and each of the subsidiaries of the Company against all actions, proceedings, claims, demands and costs which I may now have or would have had in connection with or arising out of my holding or resigning office but for the execution of this Letter.

This Letter and all non-contractual obligations arising from or in connection with this Letter are governed by and construed in accordance with the law of the Hong Kong Special Administrative Region.

Yours faithfully

/s/ JIN Guangjie
JIN Guangjie